UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: July 16, 2008                         /s/ Cary Pinkowski
     ------------------------------        -------------------------------------
                                           Cary Pinkowski,
                                           President & CEO


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KOLA MINING CORP.                                              TRADING SYMBOLS
(Formerly Centrasia Mining)                                         TSXV - KM
598-999 CANADA PLACE                                               OTCBB - CTMHF
VANCOUVER, B.C. V6C 3E1                                        FRANKFURT - C8M

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         KOLA MINING CLOSES $10,000,000 NON-BROKERED PRIVATE PLACEMENT


July 16, 2008


VANCOUVER,  BRITISH  COLUMBIA.  Kola Mining  Corporation  (TSXV: KM, OTC: KMNFF,
Frankfurt: C8M) ("The Company") is pleased to announce that it has closed the private placement announced in its June 27, 2008 news release. A total of 33,333,334 units have been issued at $0.30 per unit raising gross proceeds of $10,000,000. Each unit consists of a share and one half of a warrant, each full warrant is exercisable to purchase a share for $0.45 on or before July 15, 2010. The proceeds will be used for the development of the Company's Souker Nickel Project in Russia and for working capital. The financing was organized by a private group based in Moscow, Russia. A finder's fee of $250,000 in cash and 833,334 shares has been paid in respect of the placement. All securities issued are subject to a hold period expiring on November 16, 2008.

The Company's Chairman, Cary Pinkowski, says: "We remain very excited of the potential of Russia and look forward to working with this very strong partnership."

To find out more about Kola Mining Corp., please visit the company website at www.kolamining.com.


On behalf of the Board of Directors of KOLA MINING CORP.

/s/ CARY PINKOWSKI
_________________________________
Cary Pinkowski
Chairman of the Board of Directors


The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


Contact:

Kola Mining Corp.
Andrew Fedak
604.694.1600
www.kolamining.com

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